DUPREE & COMPANY, INC.
Financial Statements and
Supplementary Information

Year Ended December 31, 2025
with Report of Independent Registered Public Accounting Firm

CONTENTS

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dupree & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

125 South Mill Street, Ste 100
(No. and Street)

Lexington	Kentucky	40507
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Allen Grimes/Danielle Deskins	(859) 254-7741	agrimes@dupree-funds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cohen & Company
(Name – if individual, state last, first, and middle name)

1835 Market Street, Ste 310	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

12/17/2003	925
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen E. Grimes, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dupree & Company, Inc. _____, as of 12/31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Allen E. Grimes, III_ _____

Title:
President _____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

Board of Directors
of Dupree & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2025. Management of Dupree & Company, Inc. (the Company) is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 to the general ledger, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2025 and in the related general ledger, noting no differences.

COHEN & COMPANY, LTD.
Registered with the Public Company Accounting Oversight Board
---
800.229.1099 | 866.818.4538 FAX | cohenco.com

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cohen & Company Ltd.

Cohen & Company, Ltd.
Philadelphia, Pennsylvania
February 27, 2026

DUPREE & COMPANY, INC.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	303,183
Cash reserves		3,500
Accounts receivable		393,610
Prepaid expenses		42,598
Investments, at market		87,417
Property and equipment, net		21,592
Right of use asset		182,976
Total assets	$	1,034,876

Liabilities and Stockholders' Equity

Liabilities:		
Operating lease liability	$	182,976
Total liabilities	$	182,976
Stockholders' equity:		
Common stock, no par value, 6,800 shares authorized, issued and outstanding, 68 shares voting and 6,732 shares nonvoting		68,000
Additional paid-in capital		4,406
Retained earnings		779,494
Total stockholders' equity		851,900
Total liabilities and stockholders' equity	$	1,034,876

DUPREE & COMPANY, INC.

Statement of Income

Year ended December 31, 2025

Revenue:		
Investment advisory and transfer agent fees, net of waivers (Note 6)	$	4,858,346
Interest and dividends		2,664
Unrealized (loss)/gain on investments		17,838
Total revenue		4,878,848
Expenses:		
Salaries		2,157,247
Shareholder maintenance and dealer agreements		222,313
Taxes and licenses		217,057
Professional fees		459,181
Rent		104,158
Insurance		101,911
Dues and subscriptions		138,060
Maintenance and repairs		88,882
Office supplies and expenses		33,321
Marketing		58,167
Depreciation		6,461
Director fees		25,000
Travel and entertainment		14,302
Bank services charges		11,960
Regulatory fee and assessment		11,605
Telephone		9,152
Postage and shipping		6,637
Contributions		4,025
Other operating expenses		18,669
Total expenses		3,688,108
Net income	$	1,190,740

DUPREE & COMPANY, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2024	$ 68,000	$ 4,406	$ 709,054	$ 781,460
Net income	-	-	1,190,740	1,190,740
Dividend distributions	-	-	(1,120,300)	(1,120,300)
Balances, December 31, 2025	$ 68,000	$ 4,406	$ 779,494	$ 851,900

DUPREE & COMPANY, INC.

Statement of Cash Flows

Year ended December 31, 2025

Cash flows from operating activities:

Net income	$	1,190,740
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss/(gain) on investments		(17,838)
Depreciation		6,461
Increase (decrease) due to changes in:		
Accounts receivable		38,746
Accrued expenses		(2,072)
Prepaid expenses		9,935
Net cash provided by operating activities		1,225,972

Cash flows from investing activities:

Purchase of property and equipment		(7,569)
Net cash used in investing activities		(7,569)

Cash flows from financing activities:

Dividend distributions		(1,120,300)
Net cash used in financing activities		(1,120,300)
Net increase/(decrease)		98,103
Cash and cash equivalents, beginning of year		208,580
Total cash and cash equivalents, end of year	$	306,683

Reconciliation of cash and cash equivalents:

Cash and cash equivalents	$	303,183
Cash reserves		3,500
Total cash and cash equivalents	$	306,683

DUPREE & COMPANY, INC.

Notes to the Financial Statements

1. Description of the Organization

Dupree & Company, Inc. (the Company), a Kentucky corporation, was organized in 1962 for the purpose of being a securities broker. The Company is registered as a broker-dealer and registered investment adviser with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exclusively engaged in investment advisory and transfer agent services for Dupree Mutual Funds (the Funds), a related party (see Note 6).

2. Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which require management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements:

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less. At times, balances in the Company's cash accounts may exceed Federal Deposit Insurance Corporation insured levels. The Company has not experienced any losses on such accounts. Management believes the Company is not exposed to any significant risk on bank deposits.

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consist of cash on deposit in a special reserve bank account for exclusive benefit of customers under SEC Rule 15c3-3.

Accounts Receivable

Accounts receivable consist of amounts due from the Funds, primarily for fees billed for investment advisory and transfer agent services and are generally unsecured. The Company's management considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is considered necessary. If amounts become uncollectible, they will be charged to operations when the determination is made. If amounts previously written off are collected, they will be credited to income when received.

Investments

Investments, which includes equity securities with readily determinable fair values, are measured at fair value in the statement of financial condition. Investments are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using both the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related asset or the life of the lease, whichever is shorter. The gain or loss on the sale of property and equipment is recorded in the year of disposition. The Company's capitalization policy is $2,500. Repairs and maintenance costs are expensed as incurred.

Depreciation expense during 2025 was $6,461. The Company has no planned major maintenance activities.

Leases

The Company accounts for its lease obligations in accordance with Accounting Standards Codification (ASC) Topic 842, *Leases* (ASC 842), which requires the recognition of both (i) a lease liability equal to the present value of the remaining lease payments and (ii) an offsetting right-of-use asset. The remaining lease payments are discounted using the rate implicit in the lease, if known, or otherwise the Federal Prime Rate. After lease commencement, right-of-use assets are amortized over the remaining lease term on an actual payment basis. These recognition requirements are not applied to short-term leases which are those with a lease term of 12 months or less. Instead, lease payments associated with short-term leases are recognized as payments are made over the lease term.

The Company has made an accounting policy election to account for lease and non-lease components in its contracts as a single lease component, where applicable. The non-lease components typically represent additional services transferred to the Company, such as common area maintenance for real estate.

Accrued Compensated Absences

Employees are required to use all their sick days, vacation days, and personal days during the year, with no carryover to the next business year. As such, no accrual for compensated absences is required.

Revenue Recognition

The majority of the Company's revenues are derived from providing investment advisory and transfer agent services on a daily basis to the Funds, which is an investment company organized under the Investment Company Act of 1940. The Company believes the performance obligation for providing these services is satisfied over time because the Funds are receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the assets under management and are received in arrears on a monthly basis. The income is recognized as revenue in the respective month for which the fees relate. Interest income is recorded in the year in which it is earned.

Marketing Expense

The Company expenses all costs associated with marketing shares of the Funds as they are incurred. Marketing expense was $58,167 for the year ended December 31, 2025.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the stockholders report their respective shares of federal income or loss on their own tax returns. Because of the Company's tax status, the financial statements do not reflect a federal tax provision or any related tax assets and liabilities. Federal income taxes will be paid by the Company's stockholders.

Accounting principles generally accepted in the United States of America require management to evaluate the tax position taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax position taken by the Company and as of December 31, 2025, there are no uncertain tax positions that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Company is subject to routine audits by taxing jurisdictions; however, there are no audits for any tax periods in progress. The Company's income is no longer subject to federal or state income tax examinations by tax authorities for tax years before 2021.

Subsequent Events

Subsequent events occurring after the date of this report have been evaluated for potential impact to this report through the date the financial statements were issued. There were no subsequent events to report that would have a material effect on the Company's financial statements.

3. Investments

Investments consist of the following as of December 31, 2025:

	Market	Cost
NASDAQ Stock, 900 shares	$ 87,417	$ 2,200

The Company has determined the fair value of its investments through application of GAAP. Investments valued using Level 1 inputs are based on unadjusted quoted market prices within active markets. Investments valued using Level 2 inputs are based primarily on quoted prices for similar investments in active or inactive markets. Investments valued using Level 3 inputs are primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the investment. Valuation techniques utilized to determine fair value are consistently applied.

	Fair Value Measurements at Reporting Date Using			
	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
December 31, 2025				
Investments	$ 87,417	$ 87,417	$ -	$ -

The following is a description of the valuation methodology used for assets measured at fair value. There were

no changes in the methodology used to measure fair value during the year ended December 31, 2025.

Investments: Valued at the closing price reported on the active market on which the individual securities are traded.

4. **Property and Equipment**

Property and equipment consists of the following as of December 31, 2025:

Office furniture and equipment	$	366,138
Leasehold improvements		28,224
Website development		7,483
		401,845
Less accumulated depreciation		(380,253)
Property and equipment, net	$	21,592

5. **Net Capital and Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2025, the Company had net capital as defined by Rule 15c3-1 of $682,960, which was $432,960 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.2679 to 1.

6. **Investment Advisory and Transfer Agent Fees**

The Company serves as the investment advisor pursuant to investment advisory agreements renewed November 1, 2025, which remain in effect until October 31, 2026 and thereafter for annual periods, if renewed, for the following funds:

- Dupree Mutual Funds Kentucky Tax-Free Income Series
- Dupree Mutual Funds Intermediate Government Bond Series
- Dupree Mutual Funds Tennessee Tax-Free Income Series
- Dupree Mutual Funds North Carolina Tax-Free Income Series
- Dupree Mutual Funds Alabama Tax-Free Income Series
- Dupree Mutual Funds Mississippi Tax-Free Income Series
- Dupree Mutual Funds Taxable Municipal Bond Series

Subject to the direction of the trustees of the Funds, the Company is to provide the Funds with investment supervisory services, office space and facilities, sales and promotional expenses, and corporate administration. As compensation for services rendered, facilities furnished, and expenses paid or assumed, the Company is to receive a fee at the annual rate of 0.50% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, 0.45% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, 0.40% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000, 0.35% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $500,000,001 to $750,000,000, 0.30% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value from $750,000,001 to $1,000,000,000, and 0.25% (0.20% for the Intermediate Government Bond Series) of the average daily net asset value in excess of $1,000,000,000. For 2025, the Company waived investment advisory fees, transfer agent fees, and also other expenses of $230,308, which are excluded from investment advisory and transfer agent fees in the accompanying statements of income.

The Company also serves as the transfer agent and dividend-disbursing agent for the Funds pursuant to an agreement dated November 1, 1997, and subsequently amended thereafter. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of 0.15% on the first $20,000,000 of net assets and 1/365 of 0.12% of net assets over $20,000,000. Additionally, the Funds reimburse the Company for out-of-pocket expenses incurred on behalf of the Funds. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges, and cost of forms.

7. Revenues from Contracts with Customer

The following table presents the Company's total revenues from its contracts with the Funds:

Asset management fees:		
Investment advisory fees, net of advisory fee and expense waivers	$	3,745,819
Transfer agent fees, net of advisory fee and expense waivers		1,112,527
Total	$	4,858,346

The Company recognizes revenues from contracts with its sole customer, the Funds, when the performance obligation is satisfied, which is when the promised goods or services are transferred to the Funds. A good or service is considered to be transferred when the Funds obtain control, which is represented by the transfer of rights with regard to the good or service. Transfer of control happens either over time or a point in time. When a performance obligation is satisfied over time, an entity is required to select a single method of measuring progress for each performance obligation that depicts the entity's performance in transferring control of goods or services to the customer.

Substantially all the Company's revenues from its contracts with the Funds are derived primarily from investment advisory and transfer agent agreements with related parties (See Note 6). These fees are recognized over time, are earned from the Funds and are calculated based on a percentage of the Funds' average daily net assets. There is no significant judgment in calculating amounts due which are invoiced monthly in arrears and are not subject to any potential reversal. Progress is measured using the practical expedient under the output method resulting in the recognition of revenue in the amount for which the Company has a right to invoice.

There are no contract assets or liabilities that arise in connection with the recognition of investment advisory and/or transfer agent fee revenue. In addition, there are no costs incurred to obtain or fulfill the contracts with

13

the Funds, all of which are investment advisory and transfer agent agreements with related parties.

8. **Employee Benefit Plan**

The Company sponsors a 401(k) plan (the Plan) for all eligible employees. The Plan specifies that employees can make contributions of up to 25% of their compensation to a maximum contribution of $23,500, plus any applicable catch-up contributions. The Company does not match employee contributions.

9. **Leases**

The Company leases its present office space under a non-cancelable lease which expired October 31, 2025. The lease includes an option to extend the term of the lease for two periods of twenty-four months each that would extend the term to October 31, 2027. The extensions were exercised; therefore, they have been recognized as part of the right-to-use asset and operating lease liability.

The following table provides additional information regarding the Company's leases as of December 31:

Lease cost:		
Operating lease cost	$	107,864
Short-term lease cost		6,375
Total lease cost	$	114,239
Other information:		
Cash paid for operating leases	$	114,239

The following table discloses the undiscounted future payments at December 31, 2025 with reconciliation to the Company's operating lease liability included on the statement of financial condition:

Year ending December 31,		
2026		107,482
Thereafter		89,568
Total future minimum lease payments (undiscounted)		197,050
Less imputed interest at 5.25%		(14,084)
Total operating lease liability	$	182,966

14

10. Service Agreement

In June 2010, the Company entered into a service agreement with SunGard Shareholder Systems that was subsequently acquired by Fidelity National Information Services (FIS). The Company began utilizing FIS's transfer agent software once it became fully functional in 2011. The Company agreed to pay a minimum of $10,063 per month for usage and processing fees associated with the technology system. These fees are recorded as part of Professional Fees on the Statement of Income. The service agreement renews on a year-by-year basis.

11. Concentrations and Credit Risks

The Company derives a major portion of its revenue from the Funds. During 2025, revenues, net of waivers, from the Funds aggregated $4,858,347. As of December 31, 2025, amounts due from the Funds included in accounts receivable were $393,610.

12. Segment Reporting

The Company's activities are considered a single line of business. The Company has identified its President as chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating and reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Other expenses in the Statement of Operations include client-related expenses, insurance, travel and other related expenses, and certain related party expenses.

DUPREE & COMPANY, INC.

Schedule I - Computation of Net Capital
under SEC Rule 15c3-1

December 31, 2025

	Computations per Part IIA Form X-17A-5 *(Unaudited)*	Computations per Audit
Net Capital		
Stockholders' equity	$ 851,900	$ 851,900
Deductions/charges:		
Nonallowable assets:		
Furniture, equipment, and leasehold improvements, net	21,592	21,592
Other assets	134,111	134,111
Net capital before haircuts on securities positions	696,197	696,197
Haircuts on securities:		
Other securities	13,237	13,237
Net capital	682,960	682,960
Minimum net capital required:		
6 2/3% of aggregate indebtedness or $250,000, whichever is greater	250,000	250,000
Excess net capital	$ 432,960	$ 432,960
Aggregate Indebtedness		
Items included in statement of financial condition:		
Operating lease liability	$ 182,976	$ 182,972
Total aggregate indebtedness	$ 182,976	$ 182,976
Ratio of aggregate indebtedness to net capital	0.2679 to 1	0.2679 to 1

Except as noted above, there are no material differences between the preceding computations and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2025.

DUPREE & COMPANY, INC.

Schedule II - Computation for Determination of Customer Reserve Requirements for Broker-Dealers under Rule 15c3-3

December 31, 2025

Credit balances:

Free credit balances and other credit balances in customers' security accounts	$	-
Customers' securities failed to receive		-
Credit balances in firm accounts which are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distribution receivable outstanding over 30 calendar days		-
Total credit items		-

Debit balances:

Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Aggregate debit items	-
Less 3% charge	-
Total 15c3-3 debits	-

Reserve computation:

Excess of total debits over total credits	$	-
Required deposit		NONE
Amounts held in "Reserve Bank Account(s)" at end of reporting	$	3,500
Net amount in "Reserve Bank Account(s)" after adding deposit or subtracting withdrawal.	$	3,500

There are no material differences between the audited Computation for Determination of Customer Reserve Requirements for Broker-Dealers under SEC Rule 15c3-3 included in the report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filing on January 25, 2026.

DUPREE & COMPANY, INC.

Schedule III - Information Relating to Possession or Control Requirements for Broker-Dealers under SEC Rule 15c3-3

December 31, 2025

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for Which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3

$ _____ -

Number of items

_____ -

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from formal business operations" as permitted under Rule 15c3-3

$ _____ -

Number of items

_____ -

There are no material differences between the audited Information Relating to the Possession or Control Requirements for Broker-Dealers under SEC Rule 15c3-3 included in this report and the corresponding schedule included in the Company's unaudited December 31, 2025 Part IIA FOCUS filing on January 25, 2026.



Cohen & Co®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dupree & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dupree & Company, Inc. (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; Schedule II, Computation for Determination of Customer Reserve Requirements for Broker-Dealers Under SEC Rule 15c3—3; and Schedule III, Information Relating to Possession or Control Requirements for Broker-Dealers Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1; Schedule II, Computation for Determination of Customer Reserve Requirements for Broker-Dealers Under

COHEN & COMPANY, LTD.
Registered with the Public Company Accounting Oversight Board

800.229.1099 | 866.818.4538 FAX | cohenco.com

SEC Rule 15c3-3 ; and Schedule III, Information Relating to Possession or Control Requirements for Broker-Dealers Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Cohen & Company Ltd.

Cohen & Company, Ltd.
Philadelphia, Pennsylvania
February 27, 2026

DUPREE & COMPANY, INC.

Management Compliance Report under SEC Rule 15c3-3

December 31, 2025

Dupree & Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the U.S. Securities & Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective for the most recent fiscal year ended December 31, 2025.

(3) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025.

(4) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e), was derived from the books and records of the Company.

DUPREE & COMPANY, INC.

Allen E. Grimes, III

Title: Chief Executive Officer, Dupree & Company, Inc.

I, Allen E. Grimes, III, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

Dated this 27th of February, 2026.

See report of independent registered public accounting firm.